

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2018

Allen Baharaff
President and Chief Executive Officer
Galmed Pharmaceuticals Ltd.
16 Tiomkin St.
Tel Aviv, Israel 6578317

> **Re: Galmed Pharmaceuticals Ltd.**
> **Registration Statement on Form F-3**
> **Filed March 26, 2018**
> **File No. 333-223923**

Dear Mr. Baharaff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gary Emmanuel, Esq.